UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                             FORM 11-K


      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
   AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended                    December 31, 1997

                                OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________
Commission file number _______________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Sprint Spectrum L.P. Savings and Retirement Plan
          4900 Main
          Kansas City, Missouri 64106

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Sprint Corporation
                        2330 Shawnee Mission Parkway
                        Westwood, Kansas  66205

                       REQUIRED INFORMATION

     The following financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Audited Statements of Net Assets Available for Benefits - December 31, 1997 and 1996.

     2. Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1997 and 1996.



                            SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized on this 8th day of December, 1998.



                                   SPRINT SPECTRUM L.P.
                                   SAVINGS AND RETIREMENT
                                   PLAN


                                   By:  /s/ William J. Gunter
                                        William J. Gunter
                                        Plan Administrator

         SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN

             REPORT ON AUDITS OF FINANCIAL STATEMENTS,
                      SUPPLEMENTAL SCHEDULES
                     AND CONSENT OF ACCOUNTANT

                         TABLE OF CONTENTS


                                                     Page
                                                    Number

Report of Independent Auditor                          1

Financial Statements:
Statements of Net Assets Available for Benefits        2
Statements of Changes in Net Assets Available        3 - 4
for Benefits
Notes to Financial Statements                        5 - 8

Supplemental Schedules:
Item 27a - Schedule of Assets Held for                 9
Investment Purposes
Item 27b - Schedule of Loans or Fixed Income        10 - 12
Obligations
Item 27d - Schedule of Reportable Transactions        13

Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
Sprint Spectrum L.P. Savings and Retirement Plan
4900 Main Street
Kansas City, Missouri 64106

We have audited the accompanying statements of net assets available for benefits of Sprint Spectrum L.P. Savings and Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
July 28, 1998
(December 8, 1998 as to Note 7)

         SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN
          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
              (With Supplemental Information by Fund)



                                              December 31,


                                            1997             1996

INVESTMENTS, at fair value             $  30,333,811      $ 10,444,202


CASH, at Merrill Lynch                         8,234           275,016

NET ASSETS AVAILABLE FOR BENEFITS      $  30,342,045      $ 10,719,218




SUPPLEMENTAL INFORMATION BY FUND:

   Mackenzie Ivy International Fund    $   1,868,372      $    232,434
   Merrill Lynch Corporate Bond Fund       1,862,624           528,266
   Merrill Lynch Growth Fund              11,893,635         4,217,739
   Merrill Lynch Basic Value Fund          6,864,058         1,989,593
   Merrill Lynch Capital Fund              4,338,821         1,267,760
   Merrill Lynch Ready Assets Trust        2,692,643         1,655,066
   Participant Loans                         813,658           553,344

     TOTAL INVESTMENTS                 $  30,333,811      $ 10,444,202






See notes to financial statements.

                SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1997


                                       SUPPLEMENTAL INFORMATION BY FUND


                        Mackenzie Ivy    Merrill       Merrill      Merrill       Merrill     Merrill        Merrill
                                          Lynch         Lynch        Lynch         Lynch       Lynch          Lynch

                        International    Corporate     Growth         Basic       Capital     Ready Assets              Participant
                             Fund        Bond Fund      Fund        Value Fund      Fund         Trust       Cash          Loans

ADDITIONS:
  Investment Income:
   Net appreciation
     in fair value       $    1,685      $   28,195    $  339,753   $  579,760    $  216,172  $      -       $   -      $    -
   Dividends and
     interest                25,072          71,766       856,745      443,237       295,888     121,579         -         56,360

  Contributions:
   Participant              857,827         588,815     3,643,983    2,015,343     1,448,039     634,495       (200,564)      -
   Employer                 285,602         247,634     1,564,858      814,580       585,738     280,326        (56,877)      -
   Rollovers                396,238         356,320     1,679,133    1,091,964       707,245     829,139          -           -

   Total additions        1,566,424       1,292,730     8,084,472    4,944,884     3,253,082   1,865,539       (257,441)   56,360


DEDUCTIONS:
  Benefits paid to
    participants           (58,159)         (71,741)     (345,418)    (182,581)     (139,981)   (279,195)         2,221    (96,807)
  Participant loans,
    net of repayments      (39,569)         (30,285)      (69,319)     (87,959)      (35,362)    (94,627)        (7,912)   357,121
  Expenses                     -               -             -            -             -           -            (3,650)      -
   Total deductions        (97,728)        (102,026)     (414,737)    (270,540)     (175,343)   (373,822)        (9,341)   260,314


TRANSFERS, net             167,242          143,654         6,161      200,121        (6,678)   (454,140)            -     (56,360)

INCREASE (DECREASE)      1,635,938        1,334,358     7,675,896    4,874,465     3,071,061   1,037,577        (266,782)  260,314
IN NET ASSETS

NET ASSETS AVAILABLE
FOR BENEFITS:
  Beginning of the
     Year                  232,434          528,266     4,217,739    1,989,593     1,267,760   1,655,066        275,016    553,344

  End of the Year       $1,868,372       $1,862,624   $11,893,635   $6,864,058    $4,338,821  $2,692,643       $  8,234   $813,658





                                       SUPPLEMENTAL INFORMATION BY FUND



                        Totals


ADDITIONS:
  Investment Income:
   Net appreciation
     in fair value       $ 1,165,565
   Dividends and
     interest              1,870,647

  Contributions:
   Participant             8,987,938
   Employer                3,721,861
   Rollovers               5,060,039

   Total additions        20,806,050


DEDUCTIONS:
  Benefits paid to
    participants          (1,171,661)
  Participant loans,
    net of repayments         (7,912)
  Expenses                    (3,650)
   Total deductions       (1,183,223)


TRANSFERS, net                 -

INCREASE (DECREASE)       19,622,827
IN NET ASSETS

NET ASSETS AVAILABLE
FOR BENEFITS:
  Beginning of the
     Year                 10,719,218

  End of the Year       $ 30,342,045







See notes to financial statements.

                SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1996


                                       SUPPLEMENTAL INFORMATION BY FUND


                        Mackenzie Ivy    Merrill       Merrill      Merrill       Merrill     Merrill        Merrill
                                          Lynch         Lynch        Lynch         Lynch       Lynch          Lynch


                        International    Corporate     Growth         Basic       Capital     Ready Assets              Participant
                             Fund        Bond Fund      Fund        Value Fund      Fund         Trust       Cash          Loans




ADDITIONS:
  Investment Income:
   Net appreciation
     in fair value     $    6,477       $   2,596      $  218,971   $   58,852    $   11,268    $     -       $   -      $    -
   Dividends and
   interest                 5,889          14,560         299,623      100,898        86,457       48,215         -         18,767

  Contributions:
   Participant             69,781         246,685       1,446,051      691,888       552,034      199,533      208,475        -
   Employer                21,595          86,384         489,633      232,945       185,215       67,470       66,541        -
   Rollovers               64,421         174,960       1,230,582      662,546       373,274    2,631,946         -        253,265

   Total additions        168,163         525,185       3,684,860    1,747,129     1,208,248    2,947,164      275,016     272,032


DEDUCTIONS:
  Benefits paid to
    participants             -             (1,832)        (24,847)     (17,768)      (13,430)     (49,306)         -        (1,396)
  Participant loans,
    net of repayments      (3,278)         (1,987)        (96,965)     (57,326)      (50,927)     (90,992)         -       301,475
  Total deductions         (3,278)         (3,819)       (121,812)     (75,094)      (64,357)    (140,298)         -       300,079


TRANSFERS, net             67,549           6,900         654,691      317,558       123,869   (1,151,800)         -       (18,767)

INCREASE IN NET ASSETS    232,434         528,266       4,217,739    1,989,593     1,267,760    1,655,066       275,016    553,344

NET ASSETS AVAILABLE
FOR BENEFITS:
  Beginning of the
    Year                     -               -              -             -            -            -                -         -

  End of the Year      $  232,434       $ 528,266      $4,217,739   $1,989,593    $1,267,760   $1,655,066      $275,016   $553,344





                                       SUPPLEMENTAL INFORMATION BY FUND



                         Totals





ADDITIONS:
  Investment Income:
   Net appreciation
     in fair value      $  298,164
   Dividends and
   interest                574,409

  Contributions:
   Participant           3,414,447
   Employer              1,149,783
   Rollovers             5,390,994

   Total additions      10,827,797


DEDUCTIONS:
  Benefits paid to
    participants          (108,579)
  Participant loans,
    net of repayments        -
  Total deductions        (108,579)


TRANSFERS, net               -

INCREASE IN NET ASSETS  10,719,218

NET ASSETS AVAILABLE
FOR BENEFITS:
  Beginning of the
    Year                     -

  End of the Year      $10,719,218



      SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN
                NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

  The following description of the Sprint Spectrum L.P.
  ("the Company") Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General - The Plan is a defined contribution plan which was established effective January 1, 1996. The Plan consists of two components: a savings portion (the
  "Savings Plan") and a profit sharing portion (the
  "Retirement Plan"). Permanent full-time, and certain part-time, employees of the Company who have completed one year of service (1,000 service hours) or have reached age 35, whichever occurs first, are eligible for the Savings Plan. Employees become eligible to participate in the Retirement Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions - Under the Savings Plan, a participant may elect to contribute up to a maximum of 16% of their pretax annual compensation in any year, subject to certain Internal Revenue Code ("IRC") limitations. The
  Company makes a matching contribution equal to 50% of the first 6% of compensation that a participant contributes to the Savings Plan. In addition, the Company may make additional discretionary contributions to the Plan, which are based on the participant's compensation. Under the Retirement Plan, employer contributions are based on the compensation, age and years of service of the employee.
  Contributions to the Plan are invested, at the participant's discretion, in one or more of the investment funds offered by the Plan.

  Participant Accounts - A participant's account is credited with the participant's contribution, if applicable, the Company's matching and discretionary contributions, Retirement Plan contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting - Participants are immediately vested in their contributions and actual earnings thereon. A participant becomes vested in the Savings and Retirement Plans as follows:

                    Savings Plan     Retirement
      Years of       Percentage         Plan
      Service          Vested        Percentage
                                       Vested
        0-1             0 %             0 %
         2              50 %            0 %
        3-4            100 %            0 %
         5             100 %           100 %

  Investment Options - Upon enrollment in the Plan, participants may direct contributions in 5% increments to any of six investment choices. The investment options are as follows:

     Mackenzie Ivy International Fund - Funds are invested in shares of a registered investment company that invests over 50% of its total assets in the common stock of companies in at least three different countries (other than the United States).

     Merrill Lynch Corporate Bond Fund Class D - Funds are invested in shares of a registered investment company that invests primarily in a diversified portfolio of corporate fixed-income securities, such as corporate bonds and notes, convertible securities and preferred stocks.

     Merrill Lynch Growth Fund Class D - Funds are invested in shares of a registered investment company that invests primarily in a diversified portfolio of equity securities with emphasis on those securities that are deemed by the Fund's management to be undervalued.

     Merrill Lynch Basic Value Fund Class D - Funds are invested in shares of a registered investment company that invests primarily in equity securities that are deemed by the Fund's management to be undervalued.

     Merrill Lynch Capital Fund Class D - Funds are invested in shares of a registered investment company that invests primarily in equity securities, corporate bonds, money market securities, government bonds and mortgage-backed securities.

     Merrill Lynch Ready Assets Trust Class D - Funds are invested in shares of a registered investment company that invests primarily short-term U.S. Government securities, U.S. Government agency securities, bank money instruments, corporate debt instruments, including commercial paper and variable amount master demand notes, and repurchase and reverse repurchase agreements. The Trust seeks to maintain a $1.00 net asset value per share.

  Participants may change their investment options at any time.

  Loans - Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between investment funds and participant loans. Loan terms range from 1 to 5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by 50% of the participant's vested balance and bear interest at market rates. At December 31, 1997, the rate on outstanding loan balances ranged from 7.0% to 9.5%. At December 31, 1996, the rate on outstanding loan balances ranged from 7.0% to 10.1%. Principal and interest are paid ratably through payroll deductions.

  Payment of Benefits - Upon termination of service including death, disability, and retirement, participants are entitled to receive a lump-sum distribution of the amounts they have contributed plus actual earnings thereon and the vested portion of the Company contribution which has been credited to their account.
  At December 31, 1997 and 1996, there were no amounts payable to persons who had withdrawn from the Plan.

  Administration of the Plan - Substantially all expenses of the Plan are paid by the Company.

  Forfeitures - At December 31, 1997 and 1996, forfeited nonvested accounts totaled approximately $235,500 and $10,000, respectively. These accounts will be used to reduce future Company contributions.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting - The Plan's financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

  Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.
  Actual results could differ from those estimates.

  Cash - The cash balances represent contributions received on December 31, 1997 and 1996, respectively, which had not been allocated to the participant accounts. Such amounts were allocated subsequent to the Plan year end.

  Contributions Receivable - There were no contributions receivable as of December 31, 1997 or 1996, as all amounts had been paid to the Plan prior to the respective year end. Amounts received by the Plan on December 31, 1997 and 1996, respectively, are reflected as cash.

  Investment Valuation - The Plan's investments are stated at fair value, except for the participant loans which are stated at outstanding principal balance, which approximates fair value. Within each fund, purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

  Payment of Benefits - Benefits are recorded when paid.


3.   INVESTMENTS
  The following table presents the investments at fair value that represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996, respectively:

                                   1997                1996
    Merrill Lynch Growth Fund  $ 11,893,635         $ 4,217,739
    Merrill Lynch Basic Value     6,864,058           1,989,593
       Fund
    Merrill Lynch Capital         4,338,821           1,267,760
       Fund
    Merrill Lynch Ready           2,692,643           1,655,066
       Assets Trust
    Mackenzie Ivy                 1,868,372
      International Fund
    Merrill Lynch Corporate       1,862,624
      Bond Fund
    Participant Loans                                   553,344

4.   PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

5.   TAX STATUS
     The Internal Revenue Service ("IRS") has determined and informed the Company through a letter dated September 30, 1997, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the amended Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   ROLLOVERS
     In 1996, certain employees who were formerly employed by an affiliate of the Company were given a one-time opportunity to transfer their entire retirement account balance, including loans, from their former employer's benefit plans into the Plan. Such accounts were transferred into the Plan at fair value on the day of transfer.

7.   SUBSEQUENT EVENTS
     Effective January 1, 1998, Merrill Lynch Trust Company was appointed trustee of the Plan assets. In prior years, certain members of the Company's management were trustees of the Plan.

     Effective January 1, 1998, three new investment funds were added to the Plan. They are:

          Alliance Quasar Fund - Funds are invested in shares of a registered investment company that invests primarily in small growth companies.

          Merrill Lynch Global Allocation Fund - Funds are invested in shares of a registered investment company that invests primarily in stock, bond and short-term fixed income markets on a global basis.

          Merrill Lynch S&P 500 Fund - Funds are invested in shares of a registered investment company that invests in all stocks that are included in the S&P 500 Index.


     On June 26, 1998, the Partnership Board of the Company approved the termination of the American PCS, L.P. Tax Deferred Savings Plan ("APC Plan"). The assets of the APC Plan are to be liquidated and settled by July 30, 1998. On August 1, 1998, the assets of the APC Plan are to be transferred to Merrill Lynch Trust Company as trustee of the Plan. Additionally, APC Plan participants will become participants of the Plan.

     In December 1998, Sprint communicated its intent to merge the Plan into the Sprint Retirement Savings Plan (the "Sprint Plan"). The Sprint Plan has received from the IRS a determination letter that it is qualified under
     Section 401 of the IRC.

      SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN
 ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      DECEMBER 31, 1997



(a)        (b)                  (c)                              (d)         (e)


     Identity of
       Issue          Description of Investment
      Borrower,       Including Maturity Date,
     Lessor, or      Interest Rate Collateral                                 Fair
    Similar Party     and Par or Maturity Value                  Cost        Value


*    Mackenzie      Ivy International Fund (47,870 shares)...    $ 1,867,782  $ 1,868,372

*    Merrill Lynch  Corporate Bond Fund (162,108 shares).....      1,833,949    1,862,624

*    Merrill Lynch  Growth Fund (416,444 shares).............     11,447,058   11,893,635

*    Merrill Lynch  Basic Value Fund (185,415 shares)........      6,285,684    6,864,058

*    Merrill Lynch  Capital Fund (125,909 shares)............      4,134,835    4,338,821

*    Merrill Lynch  Ready Assets Trust (2,692,543 shares)....      2,692,643    2,692,643


                     Total                                        28,261,951   29,520,153


*    Various        Participant Loans
     Participants   receivable; interest
                    rates ranging from 7.0%                          813,658      813,658
                    to 9.5%; maturity dates
                    through 2008

                    TOTAL INVESTMENTS                            $29,075,609  $30,333,811



*Indicates party-in-interest to the Plan.


        SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN
    ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                        DECEMBER 31, 1997

(a)       (b)              (c)           (d)    (e)         (f)             (g)                          (h)           (i)


                                      Amount received
                                     during reporting
                                          year

                                                             Unpaid
                         Original                            Balance           Detailed                       Amount overdue
     Indentity            Amt of                             at the end     description of
     of obligor            Loan      Principal   Interest    of the year         loan                     Principal     Interest



*    Lynda C. Allen      $1,000      $  614      $   41      $   386         Issued on: 1/20/97          $   386        $     7
                                                                             Original Maturity: 1/30/98
                                                                             Interest Rate: 9.25%
*    Lynda C. Allen        2,215        355          33        1,860         Issued on: 7/29/97            1,860             78
                                                                             Original Maturity: 7/30/98
                                                                             Interest Rate: 9.50%
*    Richard D. Bauerle    1,200        241          21          959         Issued on: 1/15/97              959             37
                                                                             Original Maturity: 1/15/98
                                                                             Interest Rate: 9.25%
*    Cindy L. Carpenter    1,932         13           8        1,919         Issued on: 6/17/97            1,919            492
                                                                             Original Maturity: 6/17/02
                                                                             Interest Rate:9.50%
*    Stephen R. Chew       5,695      1,133         319        4,562         Issued on: 2/6/97             4,562            519
                                                                             Original Maturity: 2/15/00
                                                                             Interest Rate: 9.25%
*    Milo P. Covington    14,405      2,223         546       12,182         Issued on: 2/29/96           12,182          1,267
                                                                             Original Maturity: 9/30/99
                                                                             Interest Rate: 7.00%
*    Jonathan Froude       1,006         96          19          910         Issued on: 8/25/97              910             82
                                                                             Original Maturity: 8/30/99
                                                                             Interest Rate: 9.50%
*    Magdy M. Girgis       2,282     $   45          27        2,237         Issued on: 4/7/97             2,237            563
                                                                             Original Maturity: 4/15/02
                                                                             Interest Rate: 9.50%


*   Indicates party-in-interest to the Plan.


        SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN
    ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                           (CONTINUED)
                        DECEMBER 31, 1997


(a)       (b)               (c)              (d)    (e)         (f)               (g)                         (h)      (i)


                                        Amount received
                                        during reporting
                                            year                                                             Amount overdue

                         Original                             Unpaid Balance     Detailed
   Indentity of           Amt of                              at the end of   description of
     obligor               Loan      Principal    Interest      the year           loan                      Principal    Interest




*    Melanie G. Lamb       $2,500    $  378       $  90        $   2,122        Issued on: 11/19/96          $   2,122    $   215
                                                                                Original Maturity: 5/4/99
                                                                                Interest Rate: 9.25%
*    Birdell B. Luddington  2,300        91          54            2,209        Issued on: 4/24/97               2,209        541
                                                                                Original Maturity: 4/30/02
                                                                                Interest Rate: 9.50%
*    Theresa E. Marquis     1,100       121          37              979        Issued on: 5/21/97                 979        129
                                                                                Original Maturity: 5/30/00
                                                                                Interest Rate: 9.50%
*    Kenneth R. Melrose     1,503       890          73              613        Issued on: 2/29/96                 613         15
                                                                                Original Maturity: 11/30/97
                                                                                Interest Rate: 7.00%
*    Kenneth R. Melrose    15,000     1,311         722           13,689        Issued on: 9/23/96              13,689      3,042
                                                                                Original Maturity: 9/30/01
                                                                                Interest Rate: 9.25%
*    Robert P. Nersesian   25,000     2,013       1,114           22,987        Issued on: 12/24/96             22,987      5,158
                                                                                Original Maturity: 12/30/01
                                                                                Interest Rate: 9.25%
*    Teresa T. Sandidge     5,944     1,568         440            4,377        Issued on: 2/29/96               4,377        470
                                                                                Original Maturity: 6/15/00
                                                                                Interest Rate: 7.00%
*    Nakina C. Talbert      2,768       211          43            2,557        Issued on: 6/20/97               2,557        234
                                                                                Original Maturity: 6/30/99
                                                                                Interest Rate: 9.50%


*Indicates party-in-interest to the Plan.


        SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN
    ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                           (CONCLUDED)
                        DECEMBER 31, 1997



(a)       (b)               (c)              (d)    (e)         (f)               (g)                         (h)      (i)


                                        Amount received
                                        during reporting
                                            year                                                                 Amount overdue

                         Original                             Unpaid Balance     Detailed
   Indentity of           Amt of                              at the end of   description of
     obligor               Loan      Principal    Interest      the year           loan                       Principal    Interest




*    Edgardo A. Umali     $  7,553   $    97     $  145        $  7,456         Issued on: 5/13/96            $  7,456     $  3,894
                                                                                Original Maturity: 5/15/06
                                                                                Interest Rate: 9.25%
*    Steven J. Ver Woert    17,000     2,197      1,170          14,803         Issued on: 4/12/96              14,803        3,096
                                                                                Original Maturity: 4/15/01
                                                                                Interest Rate: 9.25%






*Indicates party-in-interest to the Plan.


        SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN
         ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1997



   (a)              (b)                                (c)        (d)         (e)       (f)         (g)       (h)        (i)
                                                                                      Expenses
Identity                                                                             Incurred in
of Party                                                                              Connection             Current
Involved    Description of Asset                     Purchase   Selling      Lease       with      Cost of   Value     Net Gain
                                                      Price      Price       Rental   Transaction   Asset    of Asset   or (Loss)



                                    SINGLE TRANSACTIONS

                         No Single Reportable Transactions Noted.

                                    SERIES TRANSACTIONS




*Mackenzie    Ivy International Fund (305 purchases)    $1,891,871                                $1,891,871 $1,891,871 $   -
              Ivy International Fund (175 sales)                   $ 257,618                         250,064    257,618   7,554


*Merrill      Corporate Bond Fund (242 purchases)        1,578,580                                 1,578,580  1,578,580     -
Lynch         Corporate Bond Fund (229 sales)                        268,920                         266,895    268,920    2,025


*Merrill      Growth Fund (433 purchases)                8,395,688                                 8,395,688  8,395,688     -
Lynch         Growth Fund (341 sales)                               1,034,364                        931,012  1,034,364  103,352

*Merrill      Basic Value Fund (388 purchases)           5,024,959                                 5,024,959  5,024,959     -
Lynch         Basic Value Fund (297 sales)                            717,961                        659,563    717,961   58,398

*Merrill      Capital Fund (345 purchases)               3,278,043                                 3,278,043  3,278,043     -
Lynch         Capital Fund (285 sales)                                409,159                        386,339    409,159   22,820


*Merrill      Ready Assets Trust (433 purchases)         2,467,868                                 2,467,868  2,467,868     -
Lynch         Ready Assets Trust (216 sales)                        1,430,291                      1,430,291  1,430,291     -


*Various      New loans made (94)                          616,531                                   616,531  616,531       -
Plan          Payoff of loans (45)                                    356,217                        356,217  356,217       -
Participants


*Indicates party-in-interest to the Plan.


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Sprint Corporation on Form S-8 of our report dated July 28, 1998 (December 8, 1998 as to Note 7) appearing in the Annual Report on Form 11-K of the Sprint Spectrum L.P. Savings and Retirement Plan for the year ended December 31, 1997.



/s/ Deloitte & Touche LLP

Kansas City, Missouri
December 8, 1998